UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FIRST
QUARTER OF 2021.

•	Gross loans amount to COP 197 trillion, which represents a 3.0% growth when compared to 4Q20.

•	Provision charges for the quarter were COP 1.3 trillion and the coverage ratio for 90-day past due loans was 221,8%. Provision charges decreased by 36.8% when compared to 4Q20 and by 7.2% when compared to 1Q20. This level of provisions was largely explained by the deterioration in customer credit ratings due to COVID-19 in our expected losses models.

•	The efficiency was 49.4% for the last 12 months. Operating expenses decreased by 4.1% when compared to 4Q20 and 7.5% when compared to 1Q20.

•	Under Basel III Tier 1 basic capital stood at 11.2% as of March 31, 2021 decreasing 5 basis points with respect to December 31, 2020. The solvency ratio ended at 14.8%. Both ratios are well above the minimum regulatory levels required in Colombia.

•	Bancolombia continues to strengthen its digital strategy with a robust growth in its mobile platform users. As of March 31, 2020, the bank has 10.8 million digital accounts, 5.8 million users in Nequi and 5.0 million in Bancolombia a la Mano.

May 4, 2021. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20211.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2020 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. . BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified. Representative Market Rate, April 1, 2021 $3.678,62 = US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q20	4Q 20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Net Loans	191,641,880	174,793,687	180,032,207	3.00%	-6.06%
Investments	18,918,763	29,553,003	27,443,624	-7.14%	45.06%
Other assets	65,201,377	51,221,815	49,849,332	-2.68%	-23.55%
Total assets	275,762,020	255,568,505	257,325,163	0.69%	-6.69%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	184,215,627	180,820,793	184,542,606	2.06%	0.18%
Other liabilities	62,262,956	46,632,499	43,576,457	-6.55%	-30.01%
Total liabilities	246,478,583	227,453,292	228,119,063	0.29%	-7.45%
Non-controlling interest	2,093,386	1,569,984	1,587,798	1.13%	-24.15%
Shareholders' equity	27,190,051	26,545,229	27,618,302	4.04%	1.58%
Total liabilities and shareholders' equity	275,762,020	255,568,505	257,325,163	0.69%	-6.69%

Interest income	4,440,555	3,482,167	3,918,902	12.54%	-11.75%
Interest expense	(1,528,094)	(1,239,521)	(1,093,545)	-11.78%	-28.44%
Net interest income	2,912,461	2,242,646	2,825,357	25.98%	-2.99%
Net provisions	(1,381,650)	(2,026,279)	(1,281,560)	-36.75%	-7.24%
Fees and income from service, net	795,929	793,827	798,693	0.61%	0.35%
Other operating income	344,500	786,911	343,607	-56.33%	-0.26%
Total Dividends received and equity method	(34,053)	47,417	78,644	65.86%	-330.95%
Total operating expense	(2,154,514)	(2,077,206)	(1,992,894)	-4.06%	-7.50%
Profit before tax	482,673	(232,684)	771,847	-431.71%	59.91%
Income tax	(116,651)	(16,349)	(206,448)	1162.76%	76.98%
Net income before non-controlling interest	366,022	(249,033)	565,399	-327.04%	54.47%
Non-controlling interest	(30,138)	(17,199)	(22,883)	33.05%	-24.07%
Net income	335,884	(266,232)	542,516	-303.78%	61.52%

PRINCIPAL RATIOS	Quarter			As of
	1Q20	4Q 20	1Q21	1Q20	1Q21
PROFITABILITY
Net interest margin (1) from continuing operations	5.56%	3.99%	5.10%	5.56%	5.10%
Return on average total assets (2) from continuing operations	0.54%	-0.41%	0.85%	0.54%	0.85%
Return on average shareholders´ equity (3)	4.90%	-3.88%	7.99%	4.90%	7.99%
EFFICIENCY
Operating expenses to net operating income	53.61%	53.66%	49.25%	53.61%	49.25%
Operating expenses to average total assets	3.48%	3.18%	3.12%	3.48%	3.12%
Operating expenses to productive assets	4.12%	3.69%	3.59%	4.12%	3.59%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.86%	10.39%	10.73%	9.86%	10.73%
Technical capital to risk weighted assets	12.42%	14.74%	14.79%	12.42%	14.79%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.34	-0.32	0.61	0.34	0.61
Net income per share $COP from continuing operations	349.21	-276.80	564.05	349.21	564.05
P/BV ADS (4)	0.89	1.25	1.02	0.89	1.02
P/BV Local (5) (6)	0.85	1.27	1.00	0.85	1.00
P/E (7) from continuing operations	17.66	-31.38	12.88	17.66	12.88
ADR price	24.96	40.18	31.99	24.96	31.99
Common share price (8)	24,100	34,980	28,750	24,100	28,750
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,054.54	3,432.50	3,678.62	4,054.54	3,678.62

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2021, Bancolombia’s assets totaled COP 257,325 billion, which represents an increase of 0.7% compared to 4Q20 and a decrease of 6.7% compared to 1Q20.

During the quarter, the COP depreciated 7.2% versus the USD and over the past 12 months, it appreciated 9.3%. The average exchange rate for 1Q21 was 3.6% lower than that of 4Q20.

The increase in total assets during the first quarter is largely explained by the growth in the loan book and repos portfolio.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3,678.62 COP)	1Q21	1Q21/4Q20	1Q21	1Q21/4Q20	1Q21	1Q21/4Q20	1Q21	1Q21/4Q20
Commercial loans	84,571,088	-0.49%	41,515,056	8.83%	11,285,497	1.55%	126,086,144	2.40%
Consumer loans	29,686,116	0.91%	12,832,864	9.86%	3,488,500	2.51%	42,518,980	3.46%
Mortgage loans	14,779,675	2.21%	12,490,985	8.63%	3,395,563	1.36%	27,270,661	5.05%
Small business loans	720,554	-1.94%	533,358	7.12%	144,989	-0.05%	1,253,912	1.72%
Interests paid in advance	(9,856)	-20.13%	(677)	33.58%	(184)	24.64%	(10,533)	-18.01%
Gross loans	129,747,578	0.13%	67,371,586	8.97%	18,314,364	1.68%	197,119,164	2.98%

In 1Q21, gross loans increased by 3.0% when compared to 4Q20 and decreased by 3.4% when compared to 1Q20. During the last twelve months peso-denominated loans grew 2.1% and the dollar-denominated loans (expressed in USD) decreased by 3.4%.

As of March 31, 2021, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 28% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the international operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 34.2% and increased by 9.0% during 1Q21 (when expressed in COP).

Total reserves (allowances in the balance sheet) for loan losses increased by 2.8% during the quarter and totaled COP 17,087 billion, equivalent to 8.7% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20	% of total loans
Commercial	132,301,722	123,131,979	126,086,144	2.40%	-4.70%	64.0%
Consumer	43,393,136	41,098,737	42,518,980	3.46%	-2.01%	21.6%
Mortgage	26,847,436	25,959,112	27,270,661	5.05%	1.58%	13.8%
Microcredit	1,419,666	1,232,748	1,253,912	1.72%	-11.68%	0.6%
Interests received in advance	(4,025)	(12,846)	(10,533)	-18.01%	161.69%	0.0%
Total loan portfolio	203,957,935	191,409,730	197,119,164	2.98%	-3.4%	100.0%
Allowance for loan losses	(12,316,055)	(16,616,043)	(17,086,957)	2.83%	38.74%
Total loans, net	191,641,880	174,793,687	180,032,207	3.00%	-6.06%

1.3.	Investment Portfolio

As of March 31, 2021, Bancolombia’s net investment portfolio totaled COP 27,444 billion, decreasing by 7.1% from the end of 4Q20 and increasing by 45.1% from the end of 1Q20.

At the end of 1Q21, the debt securities portfolio had a duration of 19.0 months and a weighted average yield to maturity of 3.6%.

1.4.	Goodwill and intangibles

As of 1Q21, Bancolombia’s goodwill and intangibles totaled COP 8,013 billion, increasing by 6.7% compared to 4Q20. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2021, Bancolombia’s liabilities totaled COP 228,119 billion, increasing by 0.3% from the end of 4Q20 and decreasing by 7.4% compared to 1Q20.

Deposits by customers totaled COP 184,543 billion (or 80.9% of liabilities) at the end of 1Q21, increasing by 2.1% when compared to 4Q20 and increasing by 0.2% over the last 12 months. The net loans to deposits ratio was 97.6% at the end of 1Q21 increasing when compared to 96.7% at the end of 4Q20.

Bancolombia’s liquidity position continues to be adequate. During 1Q21 the lower total funding cost reflects the higher share of deposits over the total funding mix.

Funding mix
COP Million	1Q20		4Q20		1Q21
Checking accounts	32,711,508	14%	31,894,229	15%	34,459,005	16%
Saving accounts	79,143,787	35%	86,147,655	40%	88,511,975	41%
Time deposits	71,295,810	31%	61,083,519	29%	59,848,463	28%
Other deposits	1,250,377	1%	3,911,553	2%	3,349,904	2%
Long term debt	23,090,151	10%	19,126,593	9%	19,816,937	9%
Loans with banks	20,873,414	9%	11,964,700	6%	10,271,006	5%
Total Funds	228,365,047	100%	214,128,249	100%	216,257,290	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q21 was COP 27,618 billion, increasing by 4.0% compared to 4Q20 and by 1.6% when compared to 1Q20.

Bancolombia's consolidated solvency ratio under Basel III was 14.79% in 1Q21, while the basic capital ratio (Tier 1) was 11.19%. These levels are above the minimum regulatory levels required under the new regulation in Colombia, which provides a period of 4 years to comply with a minimum of 11.5% of total solvency and 6.0% of basic capital.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.7% at the end of 1Q21.

The annual decrease in risk-weighted assets is mainly explained by the adoption of the new regulation.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q20%		4Q20%		1Q21%
Basic capital (Tier I)	21,424,148	9.07%	20,824,348	11.24%	21,365,742	11.19%
Additional capital (Tier II)	7,914,711	3.35%	6,494,242	3.50%	6,891,518	3.60%
Technical capital (1)	29,338,859		27,318,590		28,242,651
Risk weighted assets including market and operational risk (2)	236,198,851		185,215,575		190,954,243
CAPITAL ADEQUACY (3)		12.42%		14.74%		14.79%

(1) Technical capital is the sum of basic and additional capital, minus deductions (14,609 million for 1Q21).

(2) Operational risk only applies to 4Q20 and 1Q21 after the adoption of Basel III regulation.

(3) Capital adequacy is technical capital divided by risk-weighted assets.

2.	INCOME STATEMENT

Net income totaled COP 543 billion in 1Q21, or COP 564.05 per share USD 0.61 per ADR. This profit represents a better result compared to the losses presented in the previous quarter and a growth of 61.5% compared to 1Q20. Bancolombia’s annualized ROE for 1Q21 was 8.0% and 1.8% for the last twelve months.

2.1.	Net Interest Income

Net interest income totaled COP 2,825 billion in 1Q21, 26.0% more than the one reported in 4Q20, and 3.0% below the figure of 1Q20.

During 1Q21, the investment, interest rate derivatives and repos portfolio generated COP 273 billion, which is 193.8% higher than the value generated in 1Q20 mainly explained by the derivatives book performance during the quarter. Despite an adverse scenario in the capital markets, investments leveraged by derivatives obtained significant income with low capital consumption.

Net Interest Margin

The annualized net interest margin increased to 5.1% during 1Q21. The annualized net interest margin for investments was 1.7%. The positive result of the first quarter in investments is explained by the execution of strategies on the derivatives portfolio, offsetting the negative results of the public and private debt books, as a result of the devaluation in fixed income globally. The annualized net interest margin of the loan portfolio was 5.7%, increasing when compared to the one reported in 4Q20. This quarterly variation is mainly due to the impact on the valuation of the loan portfolio that was previously under credit reliefs. On an annual basis, the effect of the lower net present value of loans resulting from solutions granted to clients is visible, as well as the impact of the reduction in the reference rates by the Central Bank in Colombia and, the lower income accrued by a greater portion of clients in stage 3 under IFRS 9.

Annualized Interest Margin	1Q20	4Q20	1Q21
Loans' Interest margin	6.2%	5.3%	5.7%
Debt investments' margin	0.4%	-3.2%	1.7%
Net interest margin	5.6%	4.0%	5.1%

Total funding cost decreased during 1Q21. Saving accounts and checking accounts have increased their share over the total funding mix during the last twelve months. Saving accounts accounted by 35% as of 1Q20, by 1Q21 they represent 41%. Checking accounts represented 14% as of 1Q20 and have increased to 16% as of 1Q21. The annualized average weighted cost of deposits was 1.57% in 1Q21, decreasing by 25 basis points when compared to 4Q20 and by 99 basis points when compared to 1Q20.

Average weighted funding cost	1Q20	4Q 20	1Q 21
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.56%	0.83%	0.71%
Time deposits	4.73%	3.92%	3.66%
Total deposits	2.56%	1.82%	1.57%
Long term debt	4.46%	5.06%	5.02%
Loans with banks	2.48%	2.18%	2.10%
Total funding cost	2.75%	2.16%	1.94%

2.2.	Fees and Income from Services

During 1Q21, net fees and income from services totaled COP 799 billion, growing by 0.6% compared to 4Q20, and by 0.3% compared to 1Q20.

The better performance in fees during the last quarter confirms a positive trend mainly due to the recovery in transaction levels, despite the seasonality of quarters.

Fees from credit, debit cards and commercial establishments went down by 5.1% compared to 4Q20 and went up by 5.3% compared to 1Q20. Fees from asset management and trust services grew 4.4% compared to 4Q20 and 16.7% compared to 1Q20. Fees from our bancassurance business decreased by 22.3% compared to 4Q20 and by 15.4% with respect to 1Q20.

2.3.	Other Operating Income

Total other operating income was COP 344 billion in 1Q21, decreasing by 56.3% compared to 4Q20 and by 0.3% compared to 1Q20. This quarterly variation is largely explained by a higher net foreign exchange as a result of the restatement of assets and liabilities.

Revenues from operating leases totaled COP 207 billion in 1Q21, increasing by 8.9% compared to 4Q20 and increasing by 13.4% compared to those reported in 1Q20. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9,023 billion at the end of 1Q21 and represented 4.7% of total gross loans, decreasing when compared to 4Q20, when past due loans represented 4.9% of total gross loans. During the quarter, charge-offs totaled COP 1,165 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 171.7% at the end of 1Q21, increasing compared to 164.9% at the end of 4Q20. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,051 billion.

Provision charges (net of recoveries) totaled COP 1.3 trillion in 1Q21. Provisions during the quarter were mostly explained by the deterioration in customer credit ratings due to COVID-19.

Provisions as a percentage of the average gross loans were 2.6% for 1Q21 and 3.7% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,497 billion, or 8.1% of total loans at the end of 1Q21, decreasing when compared to 4Q20.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q20	4Q20	1Q21
Total 30-day past due loans	9,078,907	9,136,694	9,023,381
Allowance for loan losses (1)	11,343,286	15,070,638	15,496,916
Past due loans to total loans	4.58%	4.93%	4.72%
Allowances to past due loans	124.94%	164.95%	171.74%
Allowance for loan losses as a percentage of total loans	5.72%	8.13%	8.10%

(1) Allowances are reserves for the principal of loans.

PDL Per Category		30 days
	% Of loan Portfolio	1Q20	4Q20	1Q21
Commercial loans	64.0%	3.86%	4.45%	4.08%
Consumer loans	21.6%	4.93%	6.12%	6.44%
Mortgage loans	13.8%	7.09%	4.94%	4.60%
Microcredit	0.6%	11.87%	12.79%	13.13%
PDL TOTAL		4.58%	4.93%	4.72%

PDL Per Category		90 days
	% Of loan Portfolio	1Q20	4Q20	1Q21
Commercial loans	64.0%	3.02%	3.97%	3.64%
Consumer loans	21.6%	2.73%	3.43%	3.80%
Mortgage loans*	13.8%	3.41%	3.42%	3.21%
Microcredit	0.6%	7.90%	9.41%	9.72%
PDL TOTAL		3.04%	3.81%	3.65%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	4Q20			1Q21			1Q21/4Q20
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	156,253,029	3,333,073	2.1%	159,644,182	2,937,773	1.8%	2.2%	-11.9%
Stage 2	18,778,668	2,987,987	15.9%	20,928,355	3,762,288	18.0%	11.4%	25.9%
Stage 3	16,378,033	10,294,983	62.9%	16,546,627	10,386,896	62.8%	1.0%	0.9%
Total	191,409,730	16,616,043	8.7%	197,119,164	17,086,957	8.7%	3.0%	2.8%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.	Operating Expenses

During 1Q21, operating expenses totaled COP 1,993 billion, decreasing by 4.1% with respect to 4Q20 and by 7.5% with respect to 1Q20.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 824 billion in 1Q21, which represents an increase of 12.4% compared to 4Q20 and decrease of 10.5% compared to 1Q20.

During 1Q21, administrative expenses totaled COP 744 billion, decreasing by 17.4% compared to 4Q20 and by 0.7% as compared to 1Q20.

Depreciation and amortization expenses totaled COP 198 billion in 1Q21, decreasing by 12.1% compared to 4Q20 and decreasing by 4.9% compared to 1Q20.

As of March 31, 2021, Bancolombia had 30,628 employees, owned 952 branches, 6,096 ATMs, 19,815 banking agents and served more than 18 million customers.

2.6.	Taxes

Income tax for the quarter was COP 206 billion. In the quarter, all operations presented income tax expense, being Colombia the one with the highest share. Such expense was mainly impacted by untaxed dividends from national subsidiaries in Colombia and by tax benefits from investment in fixed assets.

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Gross loans	136,925,149	135,572,248	135,864,009	0.22%	-0.77%
Allowances for loans	9,363,108	(13,054,985)	(13,194,585)	1.07%	-240.92%
Investments	17,977,938	27,143,924	23,969,985	-11.69%	33.33%
Other assets	35,080,308	24,805,307	23,727,457	-4.35%	-32.36%
Total assets	180,620,288	174,466,494	170,366,865	-2.35%	-5.68%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	116,410,513	119,256,503	118,627,207	-0.53%	1.90%
Other liabilities	49,433,343	39,294,248	36,038,278	-8.29%	-27.10%
Total liabilities	165,843,857	158,550,751	154,665,485	-2.45%	-6.74%
Shareholders' equity	14,776,431	15,915,743	15,701,380	-1.35%	6.26%
Total liabilities and shareholders' equity	180,620,288	174,466,494	170,366,865	-2.35%	-5.68%
Interest income	3,313,991	2,449,559	2,827,821	15.44%	-14.67%
Interest expense	(1,134,682)	(822,997)	(717,885)	-12.77%	-36.73%
Net interest income	2,179,309	1,626,562	2,109,936	29.72%	-3.18%
Net provisions	(1,128,713)	(1,535,877)	(1,189,488)	-22.55%	5.38%
Fees and income from service, net	517,776	501,730	526,978	5.03%	1.78%
Other operating income	404,274	315,852	425,332	34.66%	5.21%
Total operating expense	(1,486,287)	(1,357,537)	(1,378,242)	1.53%	-7.27%
Profit before tax	523,245	(247,604)	423,422	-271.01%	-19.08%
Income tax	(42,854)	(5,849)	(72,007)	1131.09%	68.03%
Net income	480,391	(253,453)	351,415	-238.65%	-26.85%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Gross loans	31,908,019	26,652,103	28,747,061	7.86%	-9.91%
Allowances for loans	(1,310,026)	(1,734,304)	(1,914,474)	10.39%	46.14%
Investments	4,740,305	4,613,723	5,035,001	9.13%	6.22%
Other assets	6,227,366	5,526,993	5,925,638	7.21%	-4.85%
Total assets	41,565,664	35,058,516	37,793,226	7.80%	-9.08%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	27,149,497	23,672,878	25,899,241	9.40%	-4.61%
Other liabilities	9,991,534	7,807,214	7,989,688	2.34%	-20.04%
Total liabilities	37,141,031	31,480,091	33,888,929	7.65%	-8.76%
Shareholders' equity	4,424,633	3,578,424	3,904,298	9.11%	-11.76%
Total liabilities and shareholders' equity	41,565,664	35,058,516	37,793,226	7.80%	-9.08%
Interest income	496,305	458,680	470,397	2.55%	-5.22%
Interest expense	(215,803)	(215,256)	(196,798)	-8.57%	-8.81%
Net interest income	280,502	243,424	273,599	12.40%	-2.46%
Net provisions	(116,987)	(416,770)	(50,814)	-87.81%	-56.56%
Fees and income from service, net	51,290	47,847	41,767	-12.71%	-18.57%
Other operating income	2,756	13,930	7,198	-48.33%	161.17%
Total operating expense	(169,721)	(197,102)	(156,144)	-20.78%	-8.00%
Profit before tax	47,840	(308,671)	115,606	-137.45%	141.65%
Income tax	(2,564)	89,506	(17,719)	-119.80%	591.14%
Net income	45,276	(219,165)	97,887	-144.66%	116.20%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Gross loans	14,651,706	11,663,275	12,705,065	8.93%	-13.29%
Allowances for loans	(566,535)	(727,748)	(838,398)	15.20%	47.99%
Investments	1,392,973	2,869,631	3,489,201	21.59%	150.49%
Other assets	6,026,577	4,145,988	4,064,981	-1.95%	-32.55%
Total assets	21,504,721	17,951,146	19,420,849	8.19%	-9.69%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	16,115,572	13,878,209	14,970,223	7.87%	-7.11%
Other liabilities	3,399,020	2,266,166	2,414,098	6.53%	-28.98%
Total liabilities	19,514,591	16,144,374	17,384,321	7.68%	-10.92%
Shareholders' equity	1,990,129	1,806,771	2,036,528	12.72%	2.33%
Total liabilities and shareholders' equity	21,504,721	17,951,146	19,420,849	8.19%	-9.69%
Interest income	293,919	287,408	286,994	-0.14%	-2.36%
Interest expense	(78,703)	(66,100)	(60,657)	-8.24%	-22.93%
Net interest income	215,216	221,307	226,337	2.27%	5.17%
Net provisions	(1,140)	(1,285)	(1,647)	28.15%	44.42%
Fees and income from service, net	45,557	133,693	43,359	-67.57%	-4.83%
Other operating income	3,338	4,747	(627)	-113.21%	-118.78%
Total operating expense	(126,417)	(123,824)	(114,790)	-7.30%	-9.20%
Profit before tax	101,425	33,701	128,410	281.02%	26.61%
Income tax	(36,510)	(12,727)	(30,119)	136.65%	-17.50%
Net income	64,915	20,974	98,291	368.63%	51.42%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q20	4Q20	1Q21	1Q21/4Q20	1Q21/1Q20
ASSETS
Gross loans	14,812,948	12,314,524	13,754,350	11.69%	-7.15%
Allowances for loans	(890,059)	(900,125)	(918,404)	2.03%	3.18%
Investments	1,574,785	1,899,426	1,786,835	-5.93%	13.47%
Other assets	3,626,953	2,990,269	2,901,249	-2.98%	-20.01%
Total assets	19,124,627	16,304,094	17,524,029	7.48%	-8.37%
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	13,650,619	12,514,295	13,348,299	6.66%	-2.21%
Other liabilities	3,995,014	2,538,090	2,713,936	6.93%	-32.07%
Total liabilities	17,645,634	15,052,385	16,062,235	6.71%	-8.97%
Non-controlling interest	19,986	21,095	19,949	-5.43%	-0.18%
Shareholders' equity	1,459,007	1,230,614	1,441,844	17.16%	-1.18%
Total liabilities and shareholders' equity	19,124,627	16,304,094	17,524,029	7.48%	-8.37%
Interest income	270,430	235,649	290,138	23.12%	7.29%
Interest expense	(116,998)	(116,590)	(101,869)	-12.63%	-12.93%
Net interest income	153,432	119,060	188,269	58.13%	22.71%
Net provisions	(62,314)	86,919	8,506	-90.21%	-113.65%
Fees and income from service, net	36,198	34,751	29,309	-15.66%	-19.03%
Other operating income	17,768	21,301	21,483	0.85%	20.91%
Total operating expense	(129,366)	(169,219)	(110,244)	-34.85%	-14.78%
Profit before tax	15,719	92,812	137,322	47.96%	773.60%
Income tax	(10,153)	(25,489)	(35,503)	39.28%	249.69%
Net income before non-controlling interest	5,566	67,322	101,820	51.24%	1729.15%
Non-controlling interest	(1,276)	(1,219)	(1,204)	-1.22%	-5.61%
Net income	4,291	66,103	100,616	52.21%	2245.03%

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 18 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Daniel Raad (IR Director) / Luis Germán Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

				Growth
BALANCE SHEET (COP million)	Mar-20	dec-20	Mar-21	mar-21 / dec-20	mar-21 / mar-20	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	27,213,050	20,185,074	16,754,365	-17.00%	-38.43%	6.51%
Interbank borrowings	4,107,961	3,193,915	1,960,120	-38.63%	-52.28%	0.76%
Reverse repurchase agreements and other similar secured lend	1,952,895	322,160	2,684,636	733.32%	37.47%	1.04%
Financial assets investment	18,918,763	29,553,003	27,443,624	-7.14%	45.06%	10.66%
Derivative financial instruments	6,731,446	2,800,719	2,479,202	-11.48%	-63.17%	0.96%
Loans and advances to customers	203,957,935	191,409,730	197,119,164	2.99%	-3.35%	76.60%
Allowance for loan and lease losses	(12,316,055)	(16,616,043)	(17,086,957)	2.83%	38.74%	-6.64%
Investment in associates and joint ventures	2,334,034	2,506,315	2,555,115	1.95%	9.47%	0.99%
Goodwill and Intangible assets, net	8,856,352	7,507,321	8,012,936	6.73%	-9.52%	3.11%
Premises and equipment, net	4,002,305	4,302,304	4,354,737	1.22%	8.81%	1.69%
Investment property	2,002,691	2,839,350	2,784,457	-1.93%	39.04%	1.08%
Right of use assets	1,890,963	1,661,015	1,685,327	1.46%	-10.87%	0.65%
Prepayments	433,880	376,608	442,452	17.48%	1.98%	0.17%
Tax receivables	1,078,251	1,204,529	1,449,170	20.31%	34.40%	0.56%
Deferred tax	502,880	675,295	710,210	5.17%	41.23%	0.28%
Assets held for sale and inventories	550,040	509,145	518,252	1.79%	-5.78%	0.20%
Other assets	3,544,629	3,138,065	3,458,353	10.21%	-2.43%	1.34%
Total assets	275,762,020	255,568,505	257,325,163	0.69%	-6.69%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES
Deposit by customers	184,215,627	180,820,793	184,542,606	2.06%	0.18%	71.72%	80.90%
Interbank Deposits	1,681,287	762,574	757,744	-0.63%	-54.93%	0.29%	0.33%
Derivative financial instrument	4,747,806	2,381,326	1,871,585	-21.41%	-60.58%	0.73%	0.82%
Borrowings from other financial institutions	19,192,127	11,202,126	9,513,262	-15.08%	-50.43%	3.70%	4.17%
Debt securities in issue	23,090,151	19,126,593	19,816,937	3.61%	-14.18%	7.70%	8.69%
Lease liability	2,025,310	1,818,358	1,816,646	-0.09%	-10.30%	0.71%	0.80%
Preferred shares	541,340	584,204	541,340	-7.34%	0.00%	0.21%	0.24%
Repurchase agreements and other similar secured borrowing	185,855	2,216,163	1,626,741	-26.60%	775.27%	0.63%	0.71%
Current tax	518,351	296,404	504,584	70.24%	-2.66%	0.20%	0.22%
Deferred tax	1,431,240	1,056,094	814,004	-22.92%	-43.13%	0.32%	0.36%
Employees benefit plans	813,001	823,945	835,468	1.40%	2.76%	0.32%	0.37%
Other liabilities	8,036,488	6,364,712	5,478,146	-13.93%	-31.83%	2.13%	2.40%
Total liabilities	246,478,583	227,453,292	228,119,063	0.29%	-7.45%	88.65%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.19%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.89%
Appropriated reserves	11,286,956	13,830,604	14,642,668	5.87%	29.73%	5.69%
Retained earnings	5,744,491	4,187,243	3,740,262	-10.67%	-34.89%	1.45%
Accumulated other comprehensive income, net of tax	4,820,236	3,189,014	3,897,004	22.20%	-19.15%	1.51%
Stockholders’ equity attributable to the owners of the parent company	27,190,051	26,545,229	27,618,302	4.04%	1.58%	10.73%
Non-controlling interest	2,093,386	1,569,984	1,587,798	1.13%	-24.15%	0.62%
Total liabilities and equity	275,762,020	255,568,505	257,325,163	0.69%	-6.69%	100.00%

	As of		Growth				Growth
INCOME STATEMENT (COP million)	Mar-20	Mar-21	mar-21 / mar-20	1Q20	4Q 20	1Q 21	1Q 21 / 4Q20	1Q 21 / 1Q 20
Interest income and expenses
Interest on loans and financial leases
Commercial	1,810,797	1,406,125	-22.35%	1,810,797	1,462,897	1,406,125	-3.88%	-22.35%
Consumer	1,478,946	1,276,139	-13.71%	1,478,946	1,280,486	1,276,139	-0.34%	-13.71%
Small business loans	38,042	31,619	-16.88%	38,042	29,976	31,619	5.48%	-16.88%
Mortgage	508,069	532,952	4.90%	508,069	415,533	532,952	28.26%	4.90%
Leasing	496,314	396,752	-20.06%	496,314	405,977	396,752	-2.27%	-20.06%
Interest income on loans and financial leases	4,332,168	3,643,587	-15.89%	4,332,168	3,594,869	3,643,587	1.36%	-15.89%
Interest income on overnight and market funds	15,502	2,457	-84.15%	15,502	3,553	2,457	-30.85%	-84.15%
Interest and valuation on Investment
Debt investments, net	46,014	77,180	67.73%	46,014	81,961	77,180	-5.83%	67.73%
Net gains from investment activities at fair value through income statement
Debt investments	74,816	73,154	-2.22%	74,816	(151,957)	73,154	-148.14%	-2.22%
Derivatives	(28,792)	115,863	-502.41%	(28,792)	(51,144)	115,863	-326.54%	-502.41%
Repos	(6,710)	5,340	-179.58%	(6,710)	(10,169)	5,340	-152.51%	-179.58%
Others	7,557	1,321	-82.52%	7,557	15,054	1,321	-91.22%	-82.52%
Total Net gains from investment activities at fair value through profit and loss	46,871	195,678	317.48%	46,871	(198,216)	195,678	-198.72%	317.48%
Total Interest and valuation on investments	92,885	272,858	193.76%	92,885	(116,255)	272,858	-334.71%	193.76%
Total interest and valuation	4,440,555	3,918,902	-11.75%	4,440,555	3,482,167	3,918,902	12.54%	-11.75%
Interest expense
Borrowing costs	(136,092)	(80,095)	-41.15%	(136,092)	(96,844)	(80,095)	-17.29%	-41.15%
Overnight funds	(3,609)	(460)	-87.25%	(3,609)	(759)	(460)	-39.39%	-87.25%
Debt securities in issue	(239,952)	(244,518)	1.90%	(239,952)	(254,810)	(244,518)	-4.04%	1.90%
Deposits	(1,098,935)	(725,121)	-34.02%	(1,098,935)	(839,687)	(725,121)	-13.64%	-34.02%
Preferred Shares Dividends	(14,837)	(14,837)	0.00%	(14,837)	(14,726)	(14,837)	0.75%	0.00%
Interest right of use assets	(29,963)	(25,049)	-16.40%	(29,963)	(28,970)	(25,049)	-13.53%	-16.40%
Other interest (expense)	(4,706)	(3,465)	-26.37%	(4,706)	(3,725)	(3,465)	-6.98%	-26.37%
Total interest expenses	(1,528,094)	(1,093,545)	-28.44%	(1,528,094)	(1,239,521)	(1,093,545)	-11.78%	-28.44%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	2,912,461	2,825,357	-2.99%	2,912,461	2,242,646	2,825,357	25.98%	-2.99%

Credit impairment charges on loans and advance and financial leases	(1,466,923)	(1,413,843)	-3.62%	(1,466,923)	(2,133,254)	(1,413,843)	-33.72%	-3.62%
Recovery of charged-off loans	94,301	116,453	23.49%	94,301	184,689	116,453	-36.95%	23.49%
Credit impairment charges on off balance sheet credit instruments	(1,648)	725	-143.99%	(1,648)	(68,795)	725	-101.05%	-143.99%
Credit impairment charges/recovery on investments	(7,380)	15,105	-304.67%	(7,380)	(8,919)	15,105	-269.36%	-304.67%
Total credit impairment charges, net	(1,381,650)	(1,281,560)	-7.24%	(1,381,650)	(2,026,279)	(1,281,560)	-36.75%	-7.24%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,530,811	1,543,797	0.85%	1,530,811	216,367	1,543,797	613.51%	0.85%
Fees and commission income
Banking services	154,683	164,202	6.15%	154,683	160,610	164,202	2.24%	6.15%
Credit and debit card fees and commercial establishments	478,106	503,321	5.27%	478,106	530,272	503,321	-5.08%	5.27%
Brokerage	6,619	7,525	13.69%	6,619	7,019	7,525	7.21%	13.69%
Acceptances and Guarantees	14,884	15,953	7.18%	14,884	15,183	15,953	5.07%	7.18%
Trust and Securities	111,711	130,337	16.67%	111,711	124,796	130,337	4.44%	16.67%
Investment banking	22,783	7,069	-68.97%	22,783	18,553	7,069	-61.90%	-68.97%
Bancassurance	172,697	146,075	-15.42%	172,697	187,904	146,075	-22.26%	-15.42%
Payments and Collections	149,446	167,515	12.09%	149,446	174,752	167,515	-4.14%	12.09%
Other	62,700	67,302	7.34%	62,700	66,211	67,302	1.65%	7.34%
Fees and commission income	1,173,629	1,209,299	3.04%	1,173,629	1,285,300	1,209,299	-5.91%	3.04%
Fees and comission expenses
Banking services	(183,053)	(162,347)	-11.31%	(183,053)	(129,029)	(162,347)	25.82%	-11.31%
Other	(194,647)	(248,259)	27.54%	(194,647)	(362,444)	(248,259)	-31.50%	27.54%
Fees and commission expenses	(377,700)	(410,606)	8.71%	(377,700)	(491,473)	(410,606)	-16.45%	8.71%
Total fees and comissions, net	795,929	798,693	0.35%	795,929	793,827	798,693	0.61%	0.35%
Other operating income
Derivatives FX contracts	1,536,289	179,015	-88.35%	1,536,289	(308,131)	179,015	-158.10%	-88.35%
Net foreign exchange	(1,509,236)	(194,007)	-87.15%	(1,509,236)	669,701	(194,007)	-128.97%	-87.15%
Hedging	(259)	(1,455)	461.78%	(259)	(1,479)	(1,455)	-1.62%	461.78%
Operating leases	182,379	206,740	13.36%	182,379	189,841	206,740	8.90%	13.36%
Gains (or losses) on sale of assets	25,808	26,183	1.45%	25,808	16,238	26,183	61.25%	1.45%
Other reversals	1,471	1,283	-12.78%	1,471	922	1,283	39.15%	-12.78%
Others	108,048	125,848	16.47%	108,048	219,819	125,848	-42.75%	16.47%
Total other operating income	344,500	343,607	-0.26%	344,500	786,911	343,607	-56.33%	-0.26%
Dividends received, and share of profits of equity method investees
Dividends	3,382	17,357	413.22%	3,382	6,541	17,357	165.36%	413.22%
Equity investments	(27,501)	2,337	-108.50%	(27,501)	(6,676)	2,337	-135.01%	-108.50%
Equity method	(14,427)	58,950	-508.61%	(14,427)	51,951	58,950	13.47%	-508.61%
Others	4,493	-	-100.00%	4,493	(4,399)	-	-100.00%	-100.00%
Total dividends received, and share of profits of equity method investees	(34,053)	78,644	-330.95%	(34,053)	47,417	78,644	65.86%	-330.95%
Total operating income, net	2,637,187	2,764,741	4.84%	2,637,187	1,844,522	2,764,741	49.89%	4.84%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Mar-20	Mar-21	mar-21 / mar-20	1Q20	4Q 20	1Q 21	1Q 21 / 4Q20	1Q 21 / 1Q 20
Operating expenses
Salaries and employee benefits	(776,448)	(733,889)	-5.48%	(776,448)	(705,791)	(733,889)	3.98%	-5.48%
Bonuses	(144,585)	(90,450)	-37.44%	(144,585)	(27,722)	(90,450)	226.28%	-37.44%
Other administrative and general expenses	(749,551)	(744,492)	-0.67%	(749,551)	(901,201)	(744,492)	-17.39%	-0.67%
Tax contributions and other tax burden	(221,813)	(177,183)	-20.12%	(221,813)	(162,194)	(177,183)	9.24%	-20.12%
Impairment, depreciation and amortization	(208,474)	(198,341)	-4.86%	(208,474)	(225,579)	(198,341)	-12.07%	-4.86%
Other expenses	(53,643)	(48,539)	-9.51%	(53,643)	(54,719)	(48,539)	-11.29%	-9.51%
Total operating expenses	(2,154,514)	(1,992,894)	-7.50%	(2,154,514)	(2,077,206)	(1,992,894)	-4.06%	-7.50%
Profit before tax	482,673	771,847	59.91%	482,673	(232,684)	771,847	-431.71%	59.91%
Income tax	(116,651)	(206,448)	76.98%	(116,651)	(16,349)	(206,448)	1162.76%	76.98%
Profit for the year from continuing operations	366,022	565,399	54.47%	366,022	(249,033)	565,399	-327.04%	54.47%
Non-controlling interest	(30,138)	(22,883)	-24.07%	(30,138)	(17,199)	(22,883)	33.05%	-24.07%
Net income attributable to equity holders of the Parent Company	335,884	542,516	61.52%	335,884	(266,232)	542,516	-303.78%	61.52%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 4, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
Name: Jose Humberto Acosta Martin.
Title: Vice President of Finance